BRF S.A.

PUBLICLY-HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“BRF” or “Company”) (B3: BRFS3; NYSE: BRFS), in accordance with Instructions, CVM no. 358/2002 and no. 384/2013, informs its shareholders and the market in general that, on August 16, 2021, it executed an agreement with an AES Brasil Energia S.A. subsidiary, to incorporate a Joint Venture to fund the construction of an energy self-generation wind farm complex in Cajuína, Rio Grande do Norte, with an installed capacity of 160MWm, generating 80MWm to be sold to the Company by means of a 15-year power purchase agreement (“Project”).

The Project is aligned with the 2030 Vision, with the Company's Sustainability Policy, and our commitment to become Net Zero in greenhouse gas (GHG) emissions by 2040, both in its operations and in its production chain. Through this partnership, the Company will meet about a third of its energy needs for the Brazilian operations and move forwards towards its goal to reach more than 50% of the its energy matrix coming from renewable and clean sources by 2030, in addition to mitigate the risk of supply shortages and operate with more competitive costs.

The Project's estimated investment is roughly R$5.2 million/MW installed, and BRF will directly invest approximately R$80 million, to be disbursed during the Project's development. The beginning of this operation is scheduled to start by 2024.

The closing of this partnership is subject to approval of the competent authorities and the verification of other usual conditions in operations of this nature.

The Company will continue to prospect opportunities to invest in alternative sources to self-generate clean energy, in connection with its long-term sustainability goals.

São Paulo, August 17, 2021

Carlos Alberto Bezerra de Moura
Chief Financial and Investor Relations Officer
BRF